Calgary, Alberta

October 26, 2008

NEWS RELEASE:

PARAMOUNT RESOURCES LTD. PROVIDES INITIAL ESTIMATES OF ITS HOOLE OIL SANDS RESOURCES

Paramount Resources Ltd. (TSX:  POU) (“Paramount” or the “Company”) has received the results from an initial evaluation of its 100 percent-owned in-situ oil sands leases covering approximately 48 contiguous sections (30,680 acres) in the Hoole area of Alberta (the “Oil Sands Properties”), situated within the western portion of the Athabasca Oil Sands region.

The initial evaluation was conducted by the Company’s independent reserves evaluator, McDaniel & Associates Consultants Ltd. ("McDaniel"), who estimates that the Oil Sands Properties contain approximately 458 million barrels of contingent bitumen resources within the Grand Rapids formation (Best Estimate (P50)).  Potentially exploitable bitumen accumulations within other prospective formations were not included in McDaniel’s initial evaluation.

The tables below summarize the estimated volumes and net present values attributable to Paramount's 100 percent interest in the contingent bitumen resources associated with the Grand Rapids formation within the Oil Sands Properties, as evaluated as of August 1, 2008 by McDaniel, and the Company’s current estimates of potential initial and fully developed daily production from such interests.

Category / Level of Certainty(6)	DPIIP(1) (MBbl)(4)	Contingent Resources(2)(3) (MBbl)(4)	Initial Production (Bbl/d)(5)	Fully Developed Production (Bbl/d) (5)
High Estimate	1,326,000	645,000	30,000	70,000
Best Estimate	1,040,000	458,000	20,000	50,000
Low Estimate	767,000	294,000	15,000	30,000

Notes:

(1)

DPIIP means discovered petroleum initially-in-place.  Discovered petroleum initially-in-place is the gross volume of petroleum estimated, as of a given date, to be initially contained in known accumulations prior to production without regard for the extent to which volumes will be recovered.  There is not certainty that it will be commercially viable to produce any portion of the resources.  (2)  Represents the Company’s share of recoverable volumes before deduction of royalties.

(3)

Contingent resources are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but are classified as a resource rather than a reserve due to one or more contingencies, such as the absence of regulatory approvals, detailed design estimates or near term development plans.

(4)

MBbl means thousands of barrels.

(5)

Bbl/d means barrels per day.  These estimates assume that initial production will commence in 2012 and fully developed production will be reached in 2014.

(6)

A low estimate means high certainty (90 percent probability), a best estimate means most likely (50 percent probability) and a high estimate means low certainty (10 percent probability).

	NPV(1) of Future Net Revenue ($MM)(2) Discounted At				NPV(1) Discounted
Category / Level of Certainty(4)	0%	5%	8%	10%	at 10% ($/Bbl) (3)
High Estimate	9,152	3,425	1,933	1,309	2.03
Best Estimate	5,440	1,890	968	585	1.28
Low Estimate	2,457	671	221	39	0.13

Notes:

(1)

NPV means net present value and represents the Company’s share of future net revenue, before the deduction of income tax.  The calculation considers such items as revenues, royalties, operating costs, abandonment costs and capital expenditures.  Royalties have been calculated based on Alberta’s New Royalty Framework applicable to oil sands projects in Alberta, expected to take effect January 1, 2009, as it is understood as at August 1, 2008.  The calculation does not consider financing costs and general and administrative costs.  All NPVs are calculated assuming natural gas is used as a fuel for steam generation.  Revenues and expenditures were calculated based on McDaniel’s forecast prices and costs as of July 1, 2008.

(2)

$MM means millions of Canadian dollars.

(3)

$/Bbl means Canadian dollars per barrel.

(4)

A low estimate means high certainty (90 percent probability), a best estimate means most likely (50 percent probability) and a high estimate means low certainty (10 percent probability).

Contingent bitumen resources and the associated net present value were determined based on exploitation using a conventional Steam-Assisted Gravity Drainage development scenario.  The evaluation by McDaniel is as of August 1, 2008 and the evaluation is subject to Paramount board review and approval.

Paramount has drilled seven oil sands evaluation wells at Hoole over the past five years to evaluate the Wabiskaw and Grand Rapids formations.  In connection with the evaluation, over 190 other wells, located on Paramount’s acreage and third party oil sands acreage analogous to the Oil Sands Properties, were examined by McDaniel to evaluate the reservoir formation and bitumen recovery.  Paramount plans to drill an additional 15 oil sands evaluation wells during the first half of 2009 to further delineate the reservoir and contingent bitumen resources in the Grand Rapids formation.  The Company anticipates the additional drilling will result in material increases to contingent bitumen resource estimates.

In addition to the Hoole area, Paramount owns another 224 sections (143,360 acres) of oil sands leases within the Athabasca Oil Sands region, the majority of which are prospective for bitumen from the Grosmont formation in the Carbonate Bitumen Trend.  These leases have not been independently evaluated.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600

Fax: (403) 262-7994

Forward-Looking Statements Advisory

This news release contains statements concerning estimated resources, the net present values of estimated resources, estimated initial and fully developed production from the oil sands leases and the expected timing thereof, plans for drilling on the oil sands leases and the timing and costs thereof, management’s expectation that additional drilling will result in material increases to contingent bitumen resource estimates, or other expectations, plans, goals, objectives, assumptions, information or statements about future events, conditions, results of operations or performance that may constitute forward-looking statements or information under applicable securities legislation.  Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  Such assumptions include, among other things: oil and gas prices, Paramount obtaining drilling success consistent with expectations, regulatory approvals being obtained and estimated timelines being met when expected in respect of the oil sands project, and the estimated input and labour costs in respect of the oil sands project.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information.  These risks and uncertainties include, but are not limited to: oil and gas prices, fluctuations in currency and interest rates, product supply and demand, risks inherent in Paramount's operations, imprecision of resource estimates, Paramount's ability to access external sources of debt and equity capital, imprecision in estimating the timing, costs and levels of production and drilling, the results of exploration, development and drilling, imprecision in estimates of future production capacity, Paramount's ability to secure adequate product transportation, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in environmental and other regulations or the interpretation of such regulations, the ability to obtain necessary regulatory approvals, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Oil and Gas Advisory

The estimated net present values disclosed in this press release do not represent fair market value.